April 28, 2008

Via EDGAR and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Mail Stop 3720
Washington, D.C. 20549
ATTN:	Larry Spirgel, Assistant Director
Inessa Kessman, Sr. Staff Accountant
Dean Suchiro, Sr. Staff Accountant
Jessica Plowgian, Staff Attorney
Robert Bartelmes, Sr. Financial Analyst

Re:	RemoteMDx, Inc.
Form 10-KSB for Fiscal Year Ended September 30, 2007
Filed January 15, 2008
Form 10-QSB for Fiscal Quarter Ended December 31, 2007
File No. 000-23153

Ladies and Gentlemen:

We refer you to the letter of the staff of the Securities and Exchange Commission (the "Staff") dated March 13, 2008 (the  "Comment Letter") with regard to the annual report on Form 10-KSB (the “Annual Report”) and the quarterly report on Form 10-QSB (the “Quarterly Report”) referenced above and filed by RemoteMDx, Inc. (“RemoteMDx” or the “Company”).

This letter contains our responses to the Staff's comments set forth in the Comment Letter.  In a telephone call on April 10, 2008, the Staff extended the time for the Company to respond to the Comment Letter to April 28, 2008.  In response to the comments received from the Staff, on April 28, 2008, the Company has revised the disclosures contained in the Annual Report and the Quarterly Report, and intends to file its amended Annual Report on Form 10-KSB/A (the “10-KSB/A”) and its amended Quarterly Report on Form 10-QSB/A (the “10-QSB/A”) through its EDGAR agent after it has responded satisfactorily to all comments of the Staff.  The 10-KSB/A and the 10-QSB/A are sometimes referred to collectively in this letter as the “Amended Reports.”

For the convenience of the Staff, we have provided with the hard copy of this letter five copies of this letter, which will be delivered by Federal Express.  As supplemental information, accompanying the hard copy of this letter are copies of the draft 10-KSB/A and draft 10-QSB/A.

Securities and Exchange Commission
April 28, 2008

Form 10-KSB for the Fiscal Year Ended September 30, 2007

General

1.
It appears that your market capitalization exceeded $25 million at December 14, 2007 and December 12, 2006.  Please tell us why you meet the definition of “small business issuer” set forth in Item 10 of Regulation S-B.

Response

For purposes of determining the public float of a company in assessing whether or not that entity is a “small business issuer” under Item 10 of Regulation S-B, the note under Item 10(a)(1)(iv) reads, in part, “The public float of a reporting company shall be computed by use of the price at which the stock was last sold, or the average of the bid and asked prices of such stock, on a date within 60 days prior to the end of its most recent fiscal year.” Item 10(a)(2)(iii) provides, “Once a small business issuer becomes a reporting company it will remain a small business issuer until it exceeds the revenue limit or the public float limit at the end of two consecutive years.”  Item 10(a)(2)(v) indicates, “The determination [as to the reporting category] made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. An issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year.”

Following receipt of the Comment Letter, the Company reviewed and calculated its public float during the 60-day periods prior to September 30, 2005, 2006, and 2007.  Based on the calculations made by the Company following the instructions in Item 10 noted above, the Company determined that it properly remained a small business issuer and reported on Form 10-KSB for the years indicated.  The Company’s public float during the applicable periods in 2006 and 2007 did exceed the $25 million threshold and the Company should have filed its first quarterly report in fiscal year 2008 on Form 10-Q, rather than Form 10-QSB.  As discussed in a March 18, 2008 telephone conference with the Staff, quarterly reports for fiscal periods subsequent to December 31, 2007 will be filed on Form 10-Q and the annual report for fiscal year 2008 will be filed on Form 10-K.

Intellectual Property, page 7

2.	Disclose the duration of the four U.S. and one Chinese patent you reference in the first sentence of this section. See Item 101(b)(vii) of Regulation S-B.

Response:

The Company will amend the disclosure in the 10-KSB/A to include the requested information concerning its intellectual property, including the patents referenced in this Comment.  The tables, as amended, will include the issue dates, the expiration dates, and the status of all issued and pending patents of the Company.  See pages 6 to 8 of the draft 10-KSB/A.

Securities and Exchange Commission
April 28, 2008

Market for Common Equity and Related Stockholder Matters, page 12

3.	Revise this disclosure to include the high and low bid price information for each quarter as required by Item 201(a)(1)(ii) of Regulation S-B.

Response:

The Company will revise the disclosure to include the high and low bid prices of the Company’s common stock required by Item 201(a)(1)(ii).  (See the draft 10-KSB/A, page 11).  For the Staff’s convenience, the revised disclosures regarding the high and low bid prices are set forth below as they are expected to appear in the 10-KSB/A.

Market Information.  Our common stock is traded on the OTC Bulletin Board of the National Association of Securities Dealers, Inc., under the symbol “RMDX.OB.”  The following table sets forth the range of high and low bid prices of our common stock as reported on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. for the periods indicated. The sales information is available online at http://otcbb.com.

	High	Low
Fiscal Year 2006
First Quarter	$0.90	$0.75
Second Quarter	$0.70	$0.55
Third Quarter	$1.85	$1.56
Fourth Quarter	$2.06	$1.99

Fiscal Year 2007
First Quarter	$1.63	$1.51
Second Quarter	$1.54	$1.40
Third Quarter	$1.69	$1.60
Fourth Quarter	$2.84	$2.40

Recent Sales of Unregistered Securities, page 12

4.	Disclose all of the specific information required by Item 701(b) of Regulation S-B including the facts relied upon to claim exemption from registration under the Securities Act of 1933.

Response:

The Company will amend the disclosure in the 10-KSB/A to include the information required by Item 701(b).  (See the draft 10-KSB/A, pages 12 to 14.)

Securities and Exchange Commission
April 28, 2008

Management’s Discussion and Analysis or Plan of Operation, page 14

5.
We note the statement on page 25 that your business plan anticipates significant growth through sales and acquisitions.  The Commission’s Interpretive Release No. 33-8350, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.  Please consider expanding your MD&A, including your liquidity section, to provide quantitative analysis to the extent practicable of any known material trends or uncertainties associated with the expansion of your services, as well as the consummation of any acquisition or sale of businesses, products or technologies.

Response:

The Company will amend its Management’s Discussion and Analysis (“MD&A”) in the 10-KSB/A to provide information known to management as requested by the Staff in the Comment Letter.  Specifically, the 10-KSB/A will, commencing on page 15, include an introductory section that outlines the purpose and structure of MD&A, and an “Overview” section which describes the Company’s business, markets, objectives, focuses, strategies, and challenges.

Selling, General and Administrative Expenses, Page 15

6.
Tell us the nature of the amortization from TrakerPAL [sic] devices and communication services from cellular charges on non-billable units.  Also, tell us why these costs should be included in selling, general and administrative expenses instead of costs of goods sold. Refer to your basis in accounting literature.

Response:

The Company purchases TrackerPAL devices from a contract manufacturer and leases or sells them to customers.  In determining the economic useful life of the TrackerPAL, the Company researched comparable equipment held by other companies within the industry and determined that a three-year life for the devices was appropriate.  Devices that are leased or remain in the Company’s possession because they have not been sold are amortized over three years.  Although the devices may have a physical life of longer than three years, due to rapid changes in electronic monitoring technology, the potential for obsolescence suggests that a three-year life is reasonable.  Management periodically assesses this useful life for appropriateness.  Management has concluded that the three-year amortization period remained appropriate as of September 30, 2007.  See “Cost of Sales” on pages 19 and 20 of the draft 10-KSB/A.

Securities and Exchange Commission
April 28, 2008

Embedded in each TrackerPAL device is a Subscriber Identity Module (“SIM”) which enables the TrackerPAL device to transfer voice and data information to a monitoring center.  The Company incurs monthly communication costs for each SIM purchased.  The Company incurs these monthly SIM charges for TrackerPAL devices regardless of whether or not the devices generate revenue because SIM cards are ordered and inserted into the devices prior to the devices being sold or leased.

For the year ended September 30, 2007, the Company reported amortization expense of $826,425 and communication expenses of $2,266,627 for non-billable units as selling, general and administrative expenses. A non-billable unit is a TrackerPAL device that did not generate any revenue for the period.  We were unable to identify any U.S. GAAP specifying the appropriate classification of these expenses in the statement of operations.  Therefore, we looked to general practices of similar companies and determined to reclassify these expenses to cost of sales.  We believe this reclassification in the Amended Reports is appropriate because the non-billable units do not directly meet the definition of research and development assets, they are not promotional assets, and they are not used by the Company for internal purposes.  The disclosure will be amended in the 10-KSB/A to reflect this reclassification.

For the three months ended December 31, 2007, the Company reported amortization expense of $211,181 and communication expenses of $438,832 for non-billable units as selling, general and administrative expenses.  We were unable to identify any U.S. GAAP specifying appropriate classification of these expenses in the statement of operations.  Therefore, we looked to general practices of similar companies and determined to reclassify these expenses to cost of sales.  We believe this reclassification in the Amended Reports is appropriate because the non-billable units do not directly meet the definition of research and development assets, they are not promotional assets, and they are not used by the Company for internal purposes. The disclosure will be amended in the 10-QSB/A to reflect this reclassification.

Royalty Settlement Expense, page 16

7.
Tell us and disclose in your footnotes more detailed information regarding your settlement valued at $1,759,010 to settle an outstanding obligation to pay $0.10 for each active TracherPAL [sic] device per day.  Also, tell us why the royalty expenses are not included in cost of goods sold and why these expenses were not previously accrued.

Response:

We will amend the disclosure to discuss the settlements of two existing royalty agreements.  The Company previously had entered into two agreements requiring it to pay royalties on electronic monitoring devices in service with customers.  The 10-KSB/A will contain a discussion of the terms of each agreement, as follows.

Futuristic Medical Devices, LLC

On January 8, 2007, the Company entered into an agreement with Futuristic Medical Devices, LLC (“Futuristic”) under which the Company was required to pay a royalty of $0.057

Securities and Exchange Commission
April 28, 2008

per day for each device in service with a customer through June 30, 2009.  On July 18, 2007, the Company and Futuristic terminated the agreement and settled all obligations in exchange for the Company issuing 1,188,520 shares of the Company’s common stock valued at $1,759,010, or $1.48 per share (based on the quoted market price of the Company’s common stock on that date).  Of the 1,188,520 shares of common stock issued, 88,520 were issued to settle royalty obligations incurred by the Company through July 18, 2007.  The obligation incurred by the Company through July 18, 2007 of $19,072 had not been accrued by the Company as of that date, but it was not material to the fair presentation of the financial statements taken as a whole.  The remaining 1,100,000 shares of common stock were issued to settle any future royalty obligations that may be owed by the Company.  The $1,759,010 settlement of expenses for past and future royalties was shown as operating expense in the consolidated statement of operations for the year ended September 30, 2007 included in the Annual Report.  We were unable to identify any U.S. GAAP specifying appropriate classification of these expenses in the statement of operations.  Therefore, we looked to general practices of similar companies and determined to reclassify these expenses to cost of sales.  We believe this reclassification is appropriate because the $1,759,010 settlement expenses do not directly meet the definition of research and development expenses, they are not promotional expenses, and they are not general or administrative expenses.

PFK Development Group, Ltd.

On February 1, 2006, the Company entered into a consulting agreement with PFK Development Group, Ltd. (“PFK”) and became obligated to pay a royalty of $0.10 per day for each device in service with a customer that PFK introduced to the Company through January 31, 2009.  On July 18, 2007, the Company and PFK terminated the agreement and settled all obligations in exchange for the Company issuing 600,000 shares of the Company’s common stock valued at $888,000, or $1.48 per share (based on the quoted market price of the Company’s common stock on that date) and $120,000 in cash.  In the Annual Report, the $888,000 stock and $120,000 cash settlements were expensed as selling, general and administrative expenses.  We were unable to identify any U.S. GAAP specifying appropriate classification of these expenses in the statement of operations.  Therefore, we looked to general practices of similar companies and determined to reclassify these expenses to cost of sales.  We believe this reclassification is appropriate because the $888,000 stock and $120,000 cash settlements do not directly meet the definition of research and development expenses, they are not promotional expenses, and they are not general or administrative expenses.  The royalty expense incurred through July 18, 2007 had not been accrued; however, the related liability of $9,056 was not material to the fair presentation of the financial statements taken as a whole.

Liquidity and Capital Resources, page 16

8.
Please consider enhancing your analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements.  Refer to FR-72 at http://www.sec.gov/rules/interp/33-8350.htm.

Securities and Exchange Commission
April 28, 2008

Response:

The Company will amend the disclosure to enhance MD&A, including the Liquidity and Capital Resources discussion, to provide additional analysis and explanations as requested by the Staff in the Comment Letter.  See the draft 10-KSB/A, pages 21 to 22.

Royalty Settlement Expense, page 16

9.	Clarify whether the obligation to pay $0.10 for each TrackerPAL device is satisfied in full or whether it is an on-going obligation.

Response:

The Company has no further obligations to make royalty payments to either PFK or Futuristic as a result of the settlement payments described in our response to Comment #7 and in the draft 10-KSB/A on page 19.

Executive Compensation, page 33

10.
Provide disclosure regarding the specific material terms of each named executive officer’s employment arrangement, whether written or unwritten.  Explain the material differences in compensation policies for individual officers.  In this regard, we note the significantly higher amounts paid to Mr. Derrick and Mr. Dalton.

Response:

The Company does not have different compensation policies for individual officers.  However, the Company will amend the disclosure under the heading “Executive Compensation” to include the specific material terms of each named executive officer’s employment arrangement and to clarify the factors used to determine total compensation of these officers.

Signatures, page 46

11.	Amend the signature page to clearly identify the person signing the Form 10-KSB in the capacity as your controller or principal accounting officer. See Instruction C2 to the form 10-KSB.

Response:

The Company will amend the signature page of the 10-KSB/A to clearly identify that Mr. Acton, the Chief Financial Officer, is the “principal accounting officer” of the Company.

Securities and Exchange Commission
April 28, 2008

Consolidated Balance Sheet, page F-4

12.
Tell us why your accounts receivable balance as of September 30, 2007 is more than half your revenue for the fiscal year ended September 30, 2007.  Tell us and disclose your collection time frames with regard to your revenue.

Response:

As of September 30, 2007, the Company had accounts receivable of $4,661,812.  The Company had recorded an allowance for doubtful accounts of $163,000, or 3.5%, against those receivables.  Of the $4,661,812 in gross accounts receivable, $4,556,093 was attributable to our subsidiary, SecureAlert, Inc. (“SecureAlert”), and $105,719 was attributable to our subsidiary, Volu-Sol Reagents Corporation (“Reagents”).

SecureAlert’s accounts receivable are generated from monitoring device product sales and monitoring services fees.  As of September 30, 2007, accounts receivable from monitoring device product sales and monitoring services fees were $3,764,324 and $791,769, respectively.  The normal payment terms for SecureAlert’s monitoring services are 30 days.  The normal payment terms for monitoring device product sales range between 120-180 days.  In accordance with SAB No. 104, the Company recognizes revenue when:  (1) persuasive evidence of an arrangement with the customer exists, (2) title passes to the customer and the customer cannot return the devices, (3) prices are fixed or determinable (including sales not being made outside normal payment terms), and (4) collection is reasonably assured.  All of these conditions must be met before revenue is recognized.

Our receivables as of September 30, 2007 approximated 54% of our annual sales.  This was solely the result of the timing of our sales during the year, as collections on those receivables were generally within our normal payment terms.

As supplemental information, please note that the Company has collected all of its year-end accounts receivable balances (other than those balances reserved for at September 30, 2007) subsequent to September 30, 2007.

The draft 10-KSB/A at pages 23 and 24, and the financial statements, as restated, will at pages F-18 through F-20, contain expanded discussion of the Company’s revenue recognition policy, including collection time frames. For your convenience, the draft language of the revenue recognition discussion reads as follows:

Revenue Recognition

The Company’s revenue has historically been from three sources: (i) monitoring services; (ii) monitoring device product sales; and (iii) sales of medical diagnostic stains.

Securities and Exchange Commission
April 28, 2008

Monitoring Services

Monitoring services include two components: (a) lease contracts in which the Company provides monitoring services and leases devices to distributors or end users and the Company retains ownership of the leased device; and (b) monitoring services purchased by distributors or end users who have previously purchased monitoring devices and opt to use the Company’s monitoring services.

The Company typically leases its devices under one-year contracts with customers that opt to use the Company’s monitoring services.  However, these contracts may be cancelled by either party at anytime with 30 days notice.  Under the Company’s standard leasing contract, the leased device becomes billable on the date of activation or 21 days from the date the device is assigned to the lessee, and remains billable until the device is returned to the Company.  The Company recognizes revenue on leased devices at the end of each month that monitoring services have been provided.  In those circumstances in which the Company receives payment in advance, the Company records these payments as deferred revenue.

Monitoring Device Product Sales

Although not the focus of the Company’s business model, the Company sells its monitoring devices in certain situations. In addition, the Company sells home security and PERS units.  The Company recognizes product sales revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer and the customer cannot return the devices, prices are fixed or determinable (including sales not being made outside the normal payment terms) and collection is reasonably assured.

When purchasing products (such as TrackerPAL devices) from the Company, customers may, but are not required to, enter into monitoring service contracts with the Company.  The Company recognizes revenue on monitoring services for customers that have previously purchased devices at the end of each month that monitoring services have been provided.

Multiple Element Arrangements

The majority of the Company’s revenue transactions do not have multiple elements. On occasion, the Company has revenue transactions that have multiple elements (such as product sales and monitoring services).  For revenue arrangements that have multiple elements, the Company considers whether: (i) the delivered devices have standalone value to the customer; (ii) there is objective and reliable evidence of the fair value of the undelivered monitoring services; and (iii) the customer does not have a general right of return.  Based on these criteria, the Company recognizes revenue from the sale of devices separately from the monitoring services to be provided to the customer using the residual method prescribed by EITF 00-21.  The Company allocates revenue to each element of the contract based on the relative fair values of the elements.  The product sales revenue is recognized when the devices are delivered and the criteria for product sales revenue have been met.  The monitoring services revenue is recognized monthly as the services are rendered.  If the fair value of the undelivered element exists, but the fair value does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered element is deferred and the remaining portion of the arrangement is recognized as revenue when all other revenue recognition criteria are met.

Medical Diagnostic Stain Sales

The Company recognizes medical diagnostic stains revenue when persuasive evidence of an arrangement with the customer exists, title passes to the customer and the customer cannot return the products, prices are fixed or determinable (including sales not being made outside the normal payment terms) and collection is reasonably assured.

Securities and Exchange Commission
April 28, 2008

Other Matters

The Company considers an arrangement with payment terms longer than the Company’s normal terms not to be fixed or determinable, and revenue is recognized when the fee becomes due.  Normal payment terms for the sale of monitoring services are 30 days, and normal payment terms for device sales are between 120 and 180 days.  The Company sells its devices and services directly to end users and to distributors.  Distributors do not have general rights of return.  Also, distributors have no price protection or stock protection rights with respect to devices sold to them by the Company.  Generally, title and risk of loss pass to the buyer upon delivery of the devices.

The Company estimates its product returns based on historical experience and maintains an allowance for estimated returns, which is recorded as a reduction to accounts receivable and revenue. Shipping and handling fees are included as part of net sales.  The related freight costs and supplies directly associated with shipping products to customers are included as a component of cost of sales.

Consolidated Statements of Operations, page F-6

13.
We note on page 3 that you have both product sales and monitoring service revenue.  Please revise to separately present revenues from products and revenues from services.  Also, revise to separately present the related cost of goods sold and cost of services.

Response:

As requested, the Company will revise its presentation to separately disclose revenues and cost of sales for product sales and monitoring services.  For convenience, the revised disclosures are set forth below:

	For the Year Ended September 30,
	2007	2006

Revenues:
Products	$3,488,431	$678,541
Monitoring services	3,782,109	391,600
Total revenues	$7,270,540	$1,070,141

Cost of sales:
Products	$3,784,515	$370,468
Monitoring services	10,097,380	569,664
Total cost of sales	$13,881,895	$940,132

Summary of Significant Accounting Policies, page F-15

Revenue Recognition, page F-18

14.	We note your disclosure on page 4 which states that under your current business model, the majority of your customers lease your TrackerPAL devices. TrackerPAL devices are

Securities and Exchange Commission
April 28, 2008

leased on a contract (usually at least one year) and can only be cancelled as the contract expires.  Please tell us and disclose your revenue recognition policy with regard to the lease of your TrackerPAL devices.

Response:

We will amend the disclosures with respect to our business model and revenue recognition policies to disclose, among other things, that the Company enters into one-year lease contracts with customers.  However, these contracts may be cancelled by either party at anytime with 30 days notice.  Under the Company’s standard leasing contract, the TrackerPAL device becomes billable on the date of activation or 21 days from the date the device is assigned to the lessee, and remains billable until the device is returned to the Company. See pages 23 and 24, as well as the expanded discussion under MD&A, in the draft 10-KSB/A.

The Company recognizes revenue on leased TrackerPAL devices at the end of each month that monitoring services have been provided.   In those circumstances in which the Company receives payments in advance, the Company records these payments as deferred revenue.

15.
Based on your discussion on page 3, we note that you occasionally sell your TrackerPAL devices as part of a monitoring contract.  Following activation, your TrackerPAL customers pay a daily monitoring fee. Please tell us how you considered EITF 00-21 with regard to your revenue recognition policy.  We note that “products sold with long-term service contracts are recognized ratably over the expected life of the contract.”  Include in your response the accounting for products sold with short-term service contracts and the basis for your accounting.

Response:

We will amend our disclosures with regard to our revenue recognition policies for the products we sell in connection with our monitoring service contracts (see response to Comment #12, above, as well as pages 23 and 24 and pages F-18 through F-20 of the draft 10-KSB/A) to disclose, among other things, that customers may, but are not required to, enter into monitoring service contracts when purchasing TrackerPAL devices. Our customers may and do obtain monitoring services from other vendors.  As previously mentioned, either the Company or its customers may cancel the one-year monitoring service contracts upon 30-days notice. Therefore, for revenue recognition purposes, the Company has no binding long-term contracts.

The Company has reviewed EITF 00-21, Accounting for Revenue Arrangements with Multiple Elements, in connection with a multiple element sale of TrackerPAL devices and monitoring services to a customer.  In determining separate units of accounting the following criteria were considered:  (1) The delivered items have standalone value to the customer (the customer may provide or have a third party provide its own monitoring for the devices purchased

Securities and Exchange Commission
April 28, 2008

from the Company); (2) There is objective and reliable evidence of the fair value of the undelivered items (the Company has determined the fair value for its monitoring services by surveying comparable services provided by its competitors, Omnilink, iSECUREtrac Corp. and STOP, etc.; therefore, the Company utilizes the residual method as outlined in EITF 00-21 paragraph 12); and (3) The customers that purchase the devices do not have a general right of return.

If the criteria above are met, the Company recognizes revenue from the sale of devices separately from the monitoring services to be provided to the customer.  The products revenue is recognized when the devices are delivered and the monitoring services revenue is recognized monthly as the services are rendered.

In response to the Staff’s comments, the Company again reviewed its existing contracts and subsequently determined that $1,300,000 of revenues did not meet the requirements of EITF 00-21.  Therefore, the Company will restate its financial statements and will expand the disclosure in MD&A in the 10-KSB/A to discuss the deferral of revenues and associated costs of sales resulting from this restatement.

16.
We note that you sale [sic] products and services through dealers and distributors.  Tell us the terms of these arrangements including the credit terms and the products return policy.  Also, tell us when the sales to your dealers and distributors are recognized as revenues.

Response:

The Company sells its monitoring devices and monitoring services to both distributors and end users.  The normal payment terms for monitoring device sales are between 120 and 180 days.  The normal payment terms for sales of monitoring services are 30 days.  The distributors do not have general rights of return for these devices.  The Company does honor normal warranty claims for manufacturer defects and accrues for those claims based upon estimates at the time of sale.  The distributors have no price protection or stock protection rights with respect to devices sold to them by the Company.  Therefore, unless a unique clause within a sales contract dictates otherwise, the Company has completed its obligation in connection with device sales and records revenue upon delivery of the devices to the distributors.  The Company had two contracts in 2007 that had unique clauses that prevented the recognition of revenue upon delivery of the devices.  As mentioned in the response to Comment #15, a restatement of revenue related to these contracts has been made in the draft 10-KSB/A.

Exhibits

17.	File all material contracts upon which your business is substantially dependent as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K including:

•	any agreements documenting the strategic alliances disclosed on page 9;

Securities and Exchange Commission
April 28, 2008

•	your contract with Electronic Monitoring Service; and

•	the lease for your headquarters facility, as well as any other material lease.

If you believe the filing of these agreements is not required, please provide a supporting analysis in your response letter.

Response:

The Company will include the written agreements that it has with these and other entities and will amend the exhibit schedule in the 10-KSB/A to identify those agreements that were filed previously with other reports or registration statements.  The material agreements to be filed as an exhibit to the 10-KSB/A are the following:

•	Sub-sublease with Cadence Design Systems (Headquarters Building);

•	Amended Distribution Agreement with QuestGuard, Inc., dated August 10, 2007;

•	Agreement among AIA Holdings, Inc., QuestGuard, Inc., and SecureAlert, Inc., dated January 11, 2008;

•	Exclusive Distribution Agreement between SecureAlert, Inc. and Electronic Monitoring Services Corporation, effective September 20, 2007;

•	Distribution Agreement among RemoteMDx, Inc., SecureAlert, Inc., and Security Investment Holdings LLC, dated December 28, 2006;

•	Assignment of Patent (3 agreements);

•	Securities Purchase Agreement between RemoteMDx, Inc. and Futuristic, for purchase of Reagents common stock from RemoteMDx, dated January 15, 2008 (includes Irrevocable Proxy).

Form 10-QSB for the three months ended December 31, 2007

Condensed Consolidated Statements of Operations, page 4

18.	Please tell us and disclose in detail what your gain on sale of intellectual property relates to. Also, tell us why your accounting is appropriate and refer to your basis in the accounting literature.

Response:

During 2001, the Company acquired SecureAlert, which owned several patents and other core technology.  These patents and other core technology were valued at $560,000 and were completely amortized over a three-year period.  During 2003, the Company revised one of these

Securities and Exchange Commission
April 28, 2008

patents, patent 6,636,732, Emergency Phone with Single Button Activation, reissued October 21, 2003 (the “Patent”).  On December 20, 2007, the Company sold the Patent to a third party (an approximate 1% owner of the Company) for $2,400,000.  The Company collected the full $2,400,000 in January 2008.

SFAS No. 144, paragraph 45, states, “a gain or loss recognized on the sale of a long-lived asset (disposal group) that is not a component of an entity shall be included in income from continuing operations before income taxes in the income statement of a business enterprise.”   The gain of $2,400,000 from the sale of the Patent represents the difference between the proceeds of $2,400,000 and the net book value of the Patent of $0 in accordance with SFAS No. 144.  There are no contingencies or rights of return in connection with the sale of the Patent.

(5)  Goodwill and Intangible Assets, page 10

19.
It appears to us that your acquisition of Midwest Monitoring & Surveillance met the requirements of Item 310(c) and (d) of Regulation S-B.   Please provide the audited and pro forma financial statements or provide us with the calculations that support your conclusion that these financial statements are not required.  Also, provide pro forma results of operations for the corresponding period in the preceding year under paragraph 58(b) of SFAS 141.

Response:

Item 310(c) of Regulation S-B requires the provision of financial statements of businesses acquired or to be acquired in certain enumerated circumstances.  Item 310(d) requires the provision of pro forma financial information relating to such acquisitions.

Effective December 1, 2007, the Company entered into and closed a Stock Purchase Agreement (the “Purchase Agreement”) with the shareholders of Midwest Monitoring & Surveillance, Inc. (“MM&S”).

Pursuant to the Purchase Agreement, the Company acquired 51% of the issued and outstanding capital stock of MM&S, together with the option, exercisable after January 1, 2009, and prior to March 31, 2009, to acquire the remaining 49% of MM&S capital stock. The consideration for the initial purchase of 51% of the outstanding MM&S shares of $3,468,780, consisted of notes payable of $1,800,000 and 438,000 shares of RemoteMDx common stock (valued at $3.81 per share, the quoted market value on the date of the transaction).  The transaction closed December 20, 2007.  The RemoteMDx shares to be issued as part of the consideration for the MM&S shares were placed in escrow, and were subsequently released by the Company in March 2008.

Since the likelihood of payment of the contingent consideration was more than remote, the Company should have included the contingent consideration in measuring the significance of

Securities and Exchange Commission
April 28, 2008

the MM&S acquisition.  Therefore, this acquisition is deemed to be a significant acquisition in accordance with Item 310 (c) and (d).

The audit of MM&S has commenced. The Company will provide the required audited and proforma financial statements as soon as practicable by filing an Amended Current Report on Form 8-K.  Additionally, the Company will provide the proforma results of operations for the corresponding three-month period in fiscal 2006 as required by paragraph 58(b) of SFAS 141. (see page 11 of the draft 10-QSB/A).

(10) Minority Interest, page 13

20.
As of September 30, 2007, we note that you had 50% ownership interest in Reagents. During the three months ended December 31, 2007, you issued additional 4.8 million shares for cash proceeds and services.  It appears to us that the issuance of additional shares reduced your ownership interest below 50%.  Please tell us how you maintained voting control to consolidate Reagents.  If you have a voting control arrangement with other shareholders, tell us terms of the arrangement.

Response:

As of December 31, 2007, there were 16,520,833 shares of common stock of Reagents issued and outstanding.  RemoteMDx owned 5,833,333 of these issued and outstanding shares.  It also had the sole voting power for 2,562,500 shares as described below.  The beneficial ownership of an aggregate of 8,395,833 shares resulted in RemoteMDx having control over 50.8% of the issued and outstanding voting securities of Reagents.

Subsequent to December 31, 2007, RemoteMDx sold 3,000,000 shares of Reagents common stock to Futuristic.  Futuristic granted RemoteMDx an irrevocable proxy to vote those shares on all matters for which approval of the shareholders of Reagents may be sought or required pursuant to the bylaws or articles of incorporation of Reagents or applicable law.  The proxy is irrevocable, but will terminate pursuant to its terms upon the earlier to occur of; (i) an agreement entered into in writing by Reagents, RemoteMDx, and Futuristic or their respective successors in interest, (ii) the closing date of an initial underwritten public offering of Reagents' securities pursuant to an effective registration statement under the Securities Act (other than a registration statement relating either to the sale of securities to employees of Reagents pursuant to a stock option, stock purchase or similar plan or a SEC Rule 145 transaction) covering the offer and sale of common stock of Reagents for the account of Reagents at a price per share of not less than $5.00 (appropriately adjusted for recapitalizations, stock splits, stock dividends, combinations and the like effected after the date hereof) and with net proceeds to Reagents and the selling stockholders of more than $25 million; (iii) the spin-off of Reagents and registration of its securities; and (iv) a liquidation of Reagents.  A copy of the securities purchase agreement that includes the proxy will be filed with the 10-KSB/A.

Securities and Exchange Commission
April 28, 2008

Subsequent to December 31, 2007, additional shares of Reagents were issued for cash consideration.  As of the date of this letter, there are 17,965,277 shares of common stock of Reagents issued and outstanding.  RemoteMDx owns 2,833,333 of these issued and outstanding shares.  It holds the sole voting power for an additional 5,562,500 shares.  As a result, RemoteMDx directly or indirectly controls over 47% of the issued and outstanding voting securities of Reagents.  In accordance with FIN 46(R), Variable Entity Interests, RemoteMDx must consolidate Reagents.  The factors that were considered include:  (1) RemoteMDx has a variable interest in Reagents, (2) RemoteMDx has the obligation to absorb losses beyond its ownership percentage, and (3) RemoteMDx is the primary beneficiary.

Conclusion

In connection with responding to the Staff’s Comments in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael G. Acton, Chief Financial Officer, at (801) 451-6141 if you have any additional questions or comments concerning the Company’s responses herein.

Very truly yours,

RemoteMDx, Inc.

/s/ David G. Derrick
David G. Derrick
Chief Executive Officer

April 28, 2008